Exhibit 99.1

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Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

SUPPLEMENTAL ANNOUNCEMENT

CONNECTED TRANSACTION

ACQUISITION OF SHARES IN DD FINANCE LTD.

Reference is made to the announcement (the “Announcement”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) dated June 28, 2023 in relation to the connected transaction regarding the acquisition of shares in DD Finance Ltd. Unless the context requires otherwise, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

The Company would like to provide further information on the identities of the ultimate beneficial owners (“UBOs”) of (i) LC Fund VII, L.P. and LC Parallel Fund VII, L.P.; and (ii) Whale Yin Development Co., Limited as follows:

LC Fund VII, L.P. and LC Parallel Fund VII, L.P.

Each of LC Fund VII, L.P. and LC Parallel Fund VII, L.P. are investment holding vehicles of and controlled by Legend Capital. As of the date of the Announcement, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the UBOs of Legend Capital are four individuals, namely, Hao Chen, Jiaqing Li, Nengguang Wang and Linan Zhu, who are also the UBOs of each of LC Fund VII, L.P. and LC Parallel Fund VII, L.P.

Whale Yin Development Co., Limited

As of the date of the Announcement, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the UBOs of Whale Yin Development Co., Limited are two individuals, namely, Wei Huang and Zhongyan Huo.

This announcement is supplemental to and should be read in conjunction with the Announcement. The above additional information does not affect other information and content set out in the Announcement. Save as disclosed in this announcement, all information in the Announcement remains unchanged.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, July 3, 2023

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as Directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive Directors; and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent Directors.